SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. __)*

REAL GOODS SOLAR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601N104

(CUSIP Number)

D. Thompson and Darlene J. McCalmont

c/o Regrid Power, Inc.

1624 Dell Avenue

Cambell, California 95008

(408) 370-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 75601N104

1	NAME OF REPORTING PERSONS. DARLENE J. MCCALMONT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,047,256 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,047,256 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,047,256 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)   The calculation of the foregoing percentage is based on 13,637,739 shares Class A Common Stock of Real Goods Solar, Inc. (“Issuer”) outstanding as of August 12, 2008, based on information provided by the Issuer in its most recent report on Form 10-Q filed with the Securites and Exchange Commission on August 13, 2008, and 2,047,256 shares issued to the Reporting Persons in the transactions described herein. See Item 5 below.

1	NAME OF REPORTING PERSONS. D. THOMPSON MCCALMONT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,047,256 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,047,256 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,047,256 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)   The calculation of the foregoing percentage is based on 13,637,739 shares Class A Common Stock of Real Goods Solar, Inc. (“Issuer”) outstanding as of August 12, 2008, based on information provided by the Issuer in its most recent report on Form 10-Q filed with the Securites and Exchange Commission on August 13, 2008, and 2,047,256 shares issued to the Reporting Persons in the transactions described herein. See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is Class A Common Stock, par value $.0001 per share (the “Shares”), of Real Goods Solar, Inc., a Colorado corporation (“Issuer”). The principal office of Issuer is located at 833 W. South Boulder Road, Louisville, Colorado 80027-2452.

Item 2.	Identity and Background.

This Schedule 13D is being filed by D. Thompson and Darlene J. McCalmont, whose business address is care of Regrid Power, Inc., 1624 Dell Avenue, Campbell, California 95008. Mr. McCalmont is the chief executive officer and a co-founder of Regrid Power, Inc. (“Regrid”), a private designer and installer of residential and commercial solar electric systems doing business primarily in Northern California, including through offices in Campbell and Fresno. Mrs. McCalmont is a vice-president and co-founder of Regrid. Mr. and Mrs. McCalmont are husband and wife, and are citizens of the United States.

During the past five years, neither of the McCalmonts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither of the McCalmonts have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The McCalmonts became the owner of the Shares described in this filing as a result of the consummation of the Merger under the Merger Agreement described in Item 4 below. As a result of the Merger, Ms. McCalmont, as the registered stockholder of the Regrid capital stock, received an aggregate of 2,047,256 Shares, plus cash, in exchange for all outstanding shares of Regrid.

Item 4.	Purpose of Transaction.

Issuer, Real Goods Regrid, Inc., a California corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), Real Goods Regrid (Subsequent), Inc., a California corporation and a wholly owned subsidiary of Issuer (“Merger Sub II”) and Regrid, entered into the Agreement and Plan of Merger as of October 15, 2008 (the “Merger Agreement”). Pursuant to the Merger Agreement, on October 17, 2008, Merger Sub was merged with and into Regrid with Regrid continuing as the surviving corporation, and then Regrid was merged with an into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of Issuer and changing its name to Regrid Power, Inc. (the “Merger”). As a result of the Merger, all outstanding capital stock of Regrid was automatically converted into the right to receive the Shares and cash as set forth in the Merger Agreement. The aggregate consideration payable under the Merger Agreement to the McCalmonts, as the holders of all of Regrid’s capital stock prior to the Merger, is described in Article III of the Merger Agreement, and consisted of, in the aggregate, approximately $3.8 million in cash and approximately 2.05 million shares of the Issuer's common stock. The total share consideration under the Merger Agreement could be increased based on Regrid’s revenue and earnings performance over the 12 months following the closing of the Merger by a number of shares such that the maximum number of shares of Issuer Class A Common Stock received by the Reporting Persons in the Merger is an aggregate of 2,847,256 shares.

As a result of the Merger, the McCalmonts became beneficial owners of Shares and received the consideration described in Item 3 above and in Item 5 below. Under the Merger Agreement, the McCalmonts have the right to have their Shares registered under U.S. securities laws if the Issuer registers shares on its behalf or on behalf of certain holders of Issuer’s capital stock pursuant to a registration statement provided the underwriters in any such offering do not limit the number of shares to be sold in such offering.

In connection with the Merger Agreement, Mr. McCalmont entered into an employment letter agreement (the “Employment Agreement”) with the Issuer to serve as the Issuer’s Chief Executive Officer commencing on November 15, 2008 or, if later, the day after the Issuer files its quarterly report for the period ending September 30, 2008. Mr. McCalmont’s base salary as President of Regrid Power will initially be $160,000 but will be increased to $180,000 when he becomes Chief Executive Officer of the Issuer. Starting on January 1, 2009, Mr. McCalmont will participate in the Issuer’s performance-based bonus program and will be eligible to a bonus of up to 50% of his base salary, based on the achievement of certain individual and corporate business goals to be specified annually by its board of directors. Mr. McCalmont must be an active employee at the Issuer in order to be eligible to receive such bonus compensation. Mr. McCalmont is entitled to participate in the employee benefit plans made available to Issuer’s similarly-positioned employees throughout his term of office. The Employment Agreement with Mr. McCalmont terminates on March 31, 2010, with two automatic renewals for up to two successive one-year terms unless either party gives written notice of termination at least 90 days prior to the end of the then-current term. If Mr. McCalmont’s employment is terminated for “Cause”, then he will be entitled to receive all outstanding base pay through the termination date and will not be entitled to any further compensation from the Issuer. “Cause” includes committing a felony (or entering into a plea of nolo contendere) that could be injurious to Issuer or its reputation; substantially failing to perform duties as an employee and officer, which failure is not corrected within 14 days after Issuer provides written notice to Mr. McCalmont; and violation or breach of a material provision of any agreement with Issuer, if finally determined by a court or arbitrator of competent jurisdiction.

In connection with the acquisition of Regrid Power, Issuer’s board of directors voted to increase its size by one (to six total directors) and appoint Mr. McCalmont as a member of Issuer’s board of directors, also effective on November 15, 2008 or, if later, the day after the Issuer files its quarterly report for the period ending September 30, 2008. Prior to becoming Chief Executive Officer and a board member, Mr. McCalmont will serve as President of Regrid Power.

References to, and the descriptions of, the Merger Agreement and the Employment Agreement are qualified in their entirety by reference to the complete text of such agreements and any amendments thereto, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described elsewhere in this Schedule 13D or as a result of Mr. McCalmont’s position as a director and officer of Issuer, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

Each Reporting Person may, at any time and from time to time, review or reconsider his or its position and/or change his or her purpose and/or formulate plans or proposals with respect thereto.  Depending on various factors, including, without limitation, Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets, general economic and industry conditions and the Reporting Persons alternative investment opportunities, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional Shares in the open market, block trades, negotiated transactions or otherwise, disposing of some or all of their Shares in the open market, block trades, negotiated transactions or otherwise, monetizing their investment in the Issuer, including without limitation engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, the McCalmonts are the beneficial owners of 2,047,256 Shares in the aggregate, all of which are currently issued and outstanding. The Shares constitute approximately 13.1% of Issuer’s outstanding shares, based on 13,637,739 shares of Class A Common Stock outstanding as of August 12, 2008 (as reported by the Issuer in its most recent report on Form 10-Q filed with the Securites and Exchange Commission on August 13, 2008) and the Shares issued to the Reporting Persons in the transactions described herein. The Shares are registered in the name of Mrs. McCalmont. However, the Reporting Persons have an oral understanding to jointly make decisions with respect to voting and disposition of the Shares.

(c) Except as reported herein, the Reporting Persons have not affected any transactions in the Issuer’s securities.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement, and except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger (the “Merger Agreement”), entered into as of October 15, 2008, by and among Darlene J. McCalmont, D. Thompson McCalmont, Regrid Power, Inc. and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 21, 2008).

2	Employment letter agreement entered into as of October 15, 2008, by and between D. Thompson McCalmont and Real Goods Solar, Inc.
3	Joint Filing Agreement dated October 25, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2008

/s/ D. Thompson McCalmont

 D. Thompson McCalmont

  /s/ Darlene J. McCalmont

Darlene J. McCalmont

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger (the “Merger Agreement”), entered into as of October 15, 2008, by and among Darlene J. McCalmont, D. Thompson McCalmont, Regrid Power, Inc. and Real Goods Solar, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 21, 2008).

2	Employment letter agreement entered into as of October 15, 2008, by and between D. Thompson McCalmont and Real Goods Solar, Inc.
3	Joint Filing Agreement dated October 25, 2008.

Exhibit 2

AGREEMENT

This agreement (the “Agreement”) is made as of October 14, 2008, by and between Real Goods Solar, Inc., a Colorado corporation (together with its affiliates, “RGSI”) and D. Thompson McCalmont (“Employee”).

Whereas, RGSI desires to hire Employee and Employee desires to accept such employment;

Now, therefore, in exchange for the mutual covenants set forth below and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by both parties, RGSI and Employee agree as follows.

1. Employment. Pursuant to this Agreement, RGSI hereby employs Employee to serve initially as President of Regrid Power, Inc., reporting to RGSI’s Chairman, and Employee will earn a salary of $160,000 per annum, payable biweekly on a basis consistent with RGSI’s customary payroll practices. Employee will become the CEO of RGSI, will be appointed as a member of the RGSI Board of Directors, and his salary will increase to $180,000, upon the later to occur of (i) November 15, 2008, or (ii) the date that RGSI files its Form 10-Q for the period ended September 30, 2008. This Agreement will have an initial term that commences on the date hereof, and ends on March 31, 2010, and will automatically renew thereafter for up to two successive one-year terms unless either party gives written notice of termination to the other party at least 90 days prior to the end of the then-current term. Employee’s base salary will be reviewed annually and subject to possible increase by the RGSI Board of Directors. Employee will be based at RGSI’s Campbell, California office (or within a reasonable distance of that location, in the event that RGSI’s relocates that office), and will have business travel obligations as required by RGSI’s business, or as reasonably required by RGSI’s Chairman or Board of Directors, from time to time. Employee will be entitled to participate in the employee benefit plans made available to similarly-positioned employees at RGSI throughout this period. Starting January 1, 2009, Employee will participate in RGSI’s performance-based bonus program and will be eligible to a bonus of up to a target of 50% of his base salary, based on the achievement of certain individual and corporate business goals to be specified annually by the RGSI Board of Directors. With respect to all bonuses paid by RGSI, Employee must be an active RGSI employee at the time the bonus is paid in order to be eligible to receive it.

In the event that RGSI terminates Employee’s employment for “cause,” as defined below, Employee will be entitled to be paid through the date of such termination, and will not be entitled to any further compensation from RGSI. All previously unreimbursed business expenses incurred on RGSI’s behalf by Employee will be reimbursed promptly after the termination of his employment upon RGSI’s receipt of customary expense and business purpose documentation.

2. Nondisparagement and Further Assistance. During Employee's employment and thereafter, Employee agrees that he will not make any disclosure, issue any public or private statements or otherwise cause to be disclosed any information which is designed, intended or might reasonably be anticipated to discourage RGSI’s suppliers, customers or employees from doing business with RGSI, or otherwise make any statement or disclosure that could reasonably be anticipated to have a negative impact or create an adverse impression on RGSI. During Employee’s employment and thereafter, RGSI agrees that it will not make any disclosure, issue any public of private statements or otherwise cause to be disclosed any information which is designed, intended or might reasonably be anticipated to have a negative impact or create an adverse impression on Employee. During Employee’s employment and thereafter, he will provide reasonable assistance as reasonably requested by RGSI in connection with actions taken by Employee while employed by RGSI, including but not limited to reasonable assistance in connection with any lawsuits or other claims brought by or against RGSI and arising from events during the period in which Employee was employed. Following any termination of employment and for a period of five years thereafter, in exchange for payment at a rate of $250.00 per hour and subject to reasonable requirements of work or personal commitments that Employee has at the time of the request, Employee will provide consulting services and assistance in connection with any lawsuits, claims or similar matters arising from events during the period in which Employee was employed.

3. Nondisclosure of Confidential Information.  Employee agrees (i) not to disclose to any third party any trade secrets or any other nonpublic confidential information of RGSI (including but not limited to cost or pricing information, customer lists, contracts with third parties, commission and royalty plans, supply information, internal business procedures, market studies, expansion plans, business and strategic plans, potential acquisitions, terms of any acquisition or potential acquisition or the existence of any negotiations concerning the same or any similar non-public information relating to RGSI’s internal operations, business policies or practices) acquired during Employee’s employment by RGSI or after the termination of such employment, or (ii) use or facilitate the use of any of RGSI’s trade secrets or confidential information in any way to compete (directly or indirectly) with RGSI or in any other manner adverse to RGSI. Notwithstanding the above, Employee shall not have liability to RGSI with regard to any such information which: (i) was in the public domain at the time it was disclosed by RGSI or has entered the public domain through no fault of Employee; (ii) was known to Employee, without restriction, at the time of disclosure, as demonstrated by files in existence at the time of disclosure; (iii) becomes known to Employee, without restriction, from a source other than by RGSI without breach of this Agreement by Employee and otherwise not in violation of RGSI’s rights;or (iv) is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body; provided, however, that Employee shall provide prompt notice of such court order or requirement to the Company to enable the Company to seek a protective order or otherwise prevent or restrict such disclosure.

4. Non-Competition. Provided that Employee is compensated pursuant to the terms of this Agreement,Employee agrees that, without the prior written consent of RGSI, signed by RGSI’s Chief Executive Officer, Employee will not at any time during his employment or a period of 24 months following such employment: (i) accept employment with, serve as a consultant to, or accept compensation from any person, firm or corporation (including any new business started by Employee, either alone or with others) whose business, products and or services compete with those offered by RGSI on the most recent date that Employee was associated with RGSI’s business, in any geographic market in which RGSI is then doing business, or (to Employee’s knowledge) in which RGSI has developed specific plans to enter and do business, (ii) contact or solicit any of RGSI’s customers or business partners for the purposes of diverting any existing or future business of such customers to a competing source, (iii) contact or solicit any of RGSI’s vendors (directly or indirectly) for the purpose of causing, inviting or encouraging any such vendor to alter or terminate his, her or its business relationship with RGSI, or (iv) contact or solicit any of RGSI’s employees (directly or indirectly) for the purpose of causing, inviting or encouraging any such employee to alter or terminate his, her or its employment relationship with RGSI. Notwithstanding the foregoing, nothing herein shall prevent the ownership by Employee of stock of RGSI or of less than 2% of the stock of any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market. This non-competition covenant will not preclude Employee from working in any sector of the solar power industry in which RGSI does not compete.

RGSI will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights to which it may be entitled. Employee agrees and acknowledges that money damages may not be an adequate remedy for breach of the provisions of this Agreement and that RGSI may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

Employee agrees that this covenant is reasonable with respect to its duration, geographic area and scope. It is the desire and intent of the parties that the provisions of this Section 4 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 4 shall be adjudicated to be invalid or unenforceable, this Section 4 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this Section 4 in the particular jurisdiction in which such adjudication is made.

5. Definition of “Cause” in Connection with Termination of Employment. For purposes of this Agreement, RGSI shall have the right to terminate Employee’s employment for “cause” if during his employment (i) Employee commits a felony (or enters a plea of nolo contendere) that could be injurious to RGSI or its reputation, (ii) Employee substantially fails to perform duties as an employee and officer of RGSI that were reasonably assigned by RGSI’s Chairman or its Board of Directors, which failure is not corrected within 14 days after written notice is provided by RGSI, or (iii) there is a final determination by a court or arbitrator of competent jurisdiction that Employee violated or breached a material provision of this or any other agreement between RGSI (or its corporate affiliates) and Employee.

6.  Binding Effect; No Third Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of RGSI and Employee and their respective heirs, representatives, successors and permitted assigns. This Agreement shall not confer any rights or remedies upon any person other than RGSI and Employee and their respective heirs, representatives, successors and permitted assigns.

7.  Entire Agreement.  This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they related in any way to the subject matter hereof.

8.  Choice of Law.  To the extent not superseded by federal law, the laws of the state of Colorado shall control in all matters relating to this Agreement and any action relating to this Agreement must be brought in Denver, Colorado. The parties agree that if any litigation or other form of dispute resolution arises in connection with the matters addressed in this Agreement, the expenses (including all legal fees and expenses) of the prevailing party will be paid by the losing party; if both parties prevail in part, the parties will request that the court or other dispute resolution intermediary allocate responsibility for such expenses in proportion to the merits of each party’s position, in a manner consistent with the intention of this section.

9.  Notice.  All notices, requests, demands, claims, and other communications under this Agreement shall be in writing. Any notice, request, demand, claim, or other communication under this Agreement shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth below the recipient’s signature to this Agreement. Either party to this Agreement may send any notice, request, demand, claim, or other communication under this Agreement to the intended recipient at such address using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party to this Agreement may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner set forth in this section.

10.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

EXECUTED as of the date set forth above.

Real Goods Solar, Inc.

By: ____/s/John R. Jackson

Name:               John R. Jackson

Title:   ____VP

Address: Real Goods Solar, Inc.; 833 W. South Boulder Rd., Box 3556, Boulder, CO 80307; Attn: Jirka
 Rysavy

D. Thompson McCalmont

/s/ D. Thompson McCalmont

D. Thompson McCalmont, Individually

Exhibit 3

JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") hereby confirms the agreement by and between all of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D (and any amendment thereto filed by them) with respect to the beneficial ownership of the undersigned of securities of Real Goods Solar, Inc. is being filed on behalf of each of the undersigned.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

October 25, 2008	October 25, 2008

/s/ D. Thompson McCalmont	/s/ Darlene J. McCalmont
D. Thompson McCalmont	Darlene J. McCalmont